July 21, 2025	Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com John S. Marten Shareholder +1 312 609 7753 jmarten@vedderprice.com

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549

Attn:	Daniel S. Greenspan and Brian Szilagyi
Re:	Crossmark ETF Trust Crossmark Large Cap Growth ETF, Crossmark Large Cap Value ETF Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A File Nos. 333-286254, 811-24070

Dear Messrs. Greenspan and Szilagyi:

On behalf of the registrant, Crossmark ETF Trust (the “Registrant”), we are responding to the staff’s comment provided telephonically on July 18, 2025, in regard to the Registrant’s Pre-Effective Amendment No. 2 filed on Form N-1A on July 18, 2025 (the “Registration Statement”).

For convenience, the comment is restated below, with the response immediately following. All capitalized terms not defined herein have the meaning assigned to them in the Registration Statement; any page references herein refer to the Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION

Notes to the Financial Statement

Note 7 – New Accounting Pronouncement – Segment of Reporting, page 44

1.

Comment: The disclosure states that the Adviser will act as the Fund’s chief operating decision maker (“CODM”). Please explain supplementally how all personnel at the Adviser are “a group” for purposes of the determination of the CODM and cite applicable U.S. GAAP in the analysis. See Accounting Standards Codification (ASC) 280-10-50-5. If the CODM was incorrectly identified, please correct in future reports with the Commission.

Response: Pursuant to the Fund’s investment advisory agreement, the Adviser, not an individual or a subset of individuals within the Adviser, makes the decisions and takes responsibility for the decisions contemplated by ASC 280-10-50-5. The chief operating decision maker (“CODM”) is a function, not a title, that can be a shared function. The operative concept for a mutual fund is allocation of resources. On a day-to-day basis various personnel within the Adviser make judgments regarding resource allocation to a particular fund within the family of mutual funds managed by the Adviser. Senior management, portfolio managers, analysts, traders, accountants, and compliance professionals within the Adviser make daily determinations of the

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July 21, 2025

time and resources that needs to be devoted to a particular fund, based on that fund’s portfolio, market activity, subscription and redemption activity, and other outside factors not controllable or predictable by the Adviser. Thus, the Adviser, as an organization adjusts its resource allocations on a day-to-day basis and there is not one person or group or committee of persons who is consulted, or could reasonably be consulted, with respect to these resource allocation decisions on a day-to-day basis.

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7753 or Jake Wiesen at (312) 609-7838.

Very truly yours,

/s/John S. Marten
John S. Marten
Shareholder

CC: Jim Coppedge